National Westminster Bank Plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

April 29, 2013

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that National Westminster Bank Plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on April 29, 2013.

Sincerely,

National Westminster Bank Plc

By:	/s/ Rajan Kapoor
Rajan Kapoor
Group Chief Accountant